UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Signalife, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

82669P 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Reporting Persons: ARC Finance Group, LLC and Tracey Hampton-Stein
CUSIP No. 82669P 10 4

(1)	Names of Reporting Persons			ARC Finance Group, LLC/ Tracey Hampton-Stein(a)

	I.R.S. Identification Nos. of Above Persons (entities only)			Not Applicable

(2)	Check the Appropriate Box if a Member of a Group			(a) ☐

(b) ☐

(3)	SEC use only

(4)	Citizenship or Place of Organization			ARC Finance Group, LLC - Delaware Tracey Hampton-Stein – United States

	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	22,605,800 (a)
		(6)	Shared Voting Power	0
		(7)	Sole Dispositive Power	21,630,800 (a)
		(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			22,605,800 (a)

(10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares			☐

(11)	Percent of Class Represented by Amount in Row 9			58.5%

(12)	Type of Reporting Person			CO

Reporting Persons: ARC Finance Group, LLC and Tracey Hampton-Stein
CUSIP No. 82669P 10 4

Item 1(a)	Name of Issuer

Signalife, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

531 South Main Street, Suite 301 Greenville, South Carolina 29601

Item 2(a)	Name of Person Filing

ARC Finance Group, LLC
Tracey Hampton-Stein

This filing reflects shares directly held by ARC Finance Group LLC as discussed below in item (4)). Ms. Hampton-Stein is the controlling shareholder of ARC Finance Group LLC and, as such, the beneficial ownership of these shares are indirectly attributed to Ms. Hampton-Stein by reason of her control of ARC Finance Group, LLC, as set forth in the foregoing schedules.

ARC Finance Group LLC and Ms. Hampton-Stein are jointly reporting the holdings of ARC Finance Group, LLC pursuant to Rule 13d-1(k)(1) by reason of such controlling interest.

Item 2(b)	Address of Principal Executive Offices or, if none, Residence

Trillium Towers Center 6320 Canoga Avenue, Suite 1500 Woodland Hills, CA 91367

Item 2(c)	Citizenship

ARC Finance Group, LLC is a Delaware limited liability company. Ms. Hampton-Stein is a U.S. citizen.

Item 2(d)	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e)	CUSIP Number

82669P 10 4

Item 2(a)	Filing of statement pursuant to Rule 40.13d-1(b) or 240.13d-2(b) or (c)

Not Applicable

Item 3	Filing pursuant to Rule 240.13d-1(b) or 240.13d-2(b)

Not Applicable

Reporting Persons: ARC Finance Group, LLC and Tracey Hampton-Stein
CUSIP No. 82669P 10 4

Item 4	Ownership

	(a)	Amount of securities beneficially owned: See Row 9 of Cover Sheet

		ARC Finance Group, LLC /Tracey Hampton-Stein	22,605,800 (a)

(a)

Reflects shares over which ARC Finance Group, LLC, has direct voting power and/or investment (disposition) power, which powers are also indirectly attributed to Ms. Hampton-Stein by reason of her control of ARC Finance Group, LLC, as set forth in the foregoing schedules.

Included in the shares deemed beneficially held by ARC Finance Group are an aggregate of 975,000 shares held by two separate revocable blind trusts established by ARC Finance Group over which ARC Finance Group retains the power to vote the shares.  These trusts:

(1)   have the sole and exclusive power to manage and deal in such shares without the direction or knowledge of ARC Finance Group (including its officers, directors and members (owners)),

(2)   have the sole and exclusive discretionary power to sell (or to retain) such shares without the direction or knowledge of ARC Finance Group (including its officers, directors and members (owners)), and

(3)   have the sole and exclusive discretionary power to utilize the assets of the trust, or otherwise, to acquire the shares of any company including, with out limitation, the shares of the issuer without the direction or knowledge of ARC Finance Group (including its officers, directors and members (owners)) provided that the trustees are obligated to comply with all reporting obligations under the securities laws to the extent they acquire or reach certain thresholds under Sections 13 and 16 of the Act.

While the trustees have periodic reporting requirements to ARC Finance Group under the blind trusts, ARC Finance Group, and its officers, directors and members (owners), otherwise have no knowledge of trust transactions in the issuer’s securities.  Because ARC Finance Group maintains voting control over the shares and the right to revoke the blind trusts, it retains beneficial control of the shares under the control of the blind trustees for purposes of reporting under Section 13 of the Act, and it is accordingly listed as the beneficial owner of such shares under this Schedule 13G.

The aforesaid trusts were established by ARC Finance Group for two purposes.  The primary purpose was to provide enhanced protection for ARC Finance Group and its officers, directors and members (owners) from potential third-party insider trading claims under the federal securities laws by ensuring that the

Reporting Persons: ARC Finance Group, LLC and Tracey Hampton-Stein
CUSIP No. 82669P 10 4

reporting person and its officers, directors and members (owners) had no control or knowledge of selling or buying activities with respect to the sale, purchase, hypothecation or other transfer or disposition of the securities of the issuer.  This objective was particularly important given the registration for sale of shares by ARC Finance Group under an SB-2 resale registration statement filed by the issuer, although such power also extends to power of the trustee to sell or purchase other securities.  A secondary purpose was to facilitate estate planning objectives of the members (owners) of ARC Finance Group within the limitations afforded by the primary purpose.  The trusts were not established for the purpose of changing or influencing the control of the issuer in any manner other than that previously held by ARC Finance Group. While the effect of granting exclusive voting control to the trustees of the blind trusts could arguably be asserted to reduce the ability of ARC Finance Group to influence control over the issuer, the fact that ARC Finance Group otherwise retains majority control over the issuer through its continued holding of shares over which the voting trusts did not obtain voting or investment control, (a) mitigates this perceived effect and (b) thus provides ARC Finance Group with a salutary ability to achieve the objectives encouraged under applicable law, i.e., to both avoid the appearance of impropriety regarding control of buying and selling decisions of the issuer’s stock, as well as to concurrently establish estate planning approaches for the benefit of the members (owners) of ARC Finance Group and the immediate affiliates and family of such members (owners).

(b)	Percent of class: See Row 11 of Cover Sheet

	ARC Finance Group, LLC /Tracey Hampton-Stein	58.5%(a)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote: See Row 5 of Cover Sheet

		ARC Finance Group, LLC /Tracey Hampton-Stein	22,605,800

	(ii)	Shared power to vote or direct the vote: None

None

	(iii)	Sole power to dispose or to direct the disposition: See Row 7 of Cover Sheet

		ARC Finance Group, LLC /Tracey Hampton-Stein	21,630,800 (b)

(b)

Excludes the 975,000 shares held by two blind trusts established by ARC Finance Group since ARC Finance Group does not retain investment control (disposition control) over these shares.  See note (a) to Item 4(a) above.

Reporting Persons: ARC Finance Group, LLC and Tracey Hampton-Stein
CUSIP No. 82669P 10 4

(iv)	Shared power to dispose or to direct the disposition: See Row 8 of Cover Sheet

None

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of a Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2006	ARC Finance Group, LLC

		/s/	Tracey Hampton-Stein
Tracey Hampton-Stein, Manager

Tracey Hampton-Stein

		/s/	Tracey Hampton-Stein
Tracey Hampton-Stein